UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

Antonio Velázquez-Gaztelu Azpitarte

Enagás, S.A.

Paseo de los Olmos, 19

28005 Madrid, Spain

Tel: +34.91.709.93.30

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696107	13D	Page 1 of 8 pages

1	Name of Reporting Person Enagás, S.A.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person CO

CUSIP No. 874696107	13D	Page 2 of 8 pages

1	Name of Reporting Person Enagás Internacional, S.L.U.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (Spanish limited company)

CUSIP No. 874696107	13D	Page 3 of 8 pages

1	Name of Reporting Person Enagás Holding USA, S.L.U.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (Spanish limited company)

CUSIP No. 874696107	13D	Page 4 of 8 pages

1	Name of Reporting Person Enagas U.S.A. LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (limited liability company)

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2019, as amended to date, (the “Schedule 13D”), relating to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

The information in Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 279,852,537 Class A Shares outstanding, which assumes that each Class B Share and TE Unit beneficially owned by the Reporting Persons is exchanged for a corresponding number of Class A Shares pursuant to the TGE LP Agreement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Enagás, S.A.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagás Internacional, S.L.U.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagás Holding USA, S.L.U.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagas U.S.A. LLC	124,307,584	44.42%	0	124,307,584	0	124,307,584

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 98,353,838 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 2,301,283 Class B Shares and a corresponding number of TE Units. These amounts include a correction of the number of Class B Shares and TE Units previously reported as beneficially owned by the Up-C Acquirors.

Secondary Acquiror 1 directly holds 773,510 Class A Shares, and Secondary Acquiror 2 directly holds 1,127,935 Class A Shares.

Holdings Manager is the general partner of each of the Up-C Acquirors, Class A Acquiror and each of the Prairie Secondary Acquirors. Pursuant to the Equityholders Agreement, the consent of Enagás Holding and Enagas USA is required in certain circumstances for Holdings Manager to direct the voting and disposition of the securities held by the Acquirors. Enagás is the sole shareholder of Enagás Internacional, which is the sole shareholder of Enagás Holding, which is the sole member of Enagas USA. As a result, each of the Reporting Persons may be deemed to beneficially own the Class A Shares, Class B Shares and TE Units held by the Acquirors. Enagás is a publicly traded corporation with shares listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (Spain).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

By virtue of the Equityholders Agreement, dated March 11, 2019 (the “Equityholders Agreement”), by and among certain of the Reporting Persons and their equityholders, Holdings Manager and certain of its affiliates (“Blackstone”) including the Acquirors, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC” and, together with Blackstone, the “Separately Reporting Persons”), the Reporting Persons and the Separately Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of the Separately Reporting Persons are members of any such group. Each of the Separately Reporting Persons has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, Blackstone and GIC beneficially own an aggregate of 124,307,584 Class A Shares, representing approximately 44.42% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by the Separately Reporting Persons.

Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

Except as set forth in this Amendment No. 2, none of the Reporting Persons has effected any transactions in Class A Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Post-CFIUS Approval Assignment

On July 24, 2019, CFIUS approved Enagas Investor making further investments in securities of the Issuer. In accordance with the terms of the Equityholders Agreement, which provided that, upon such approval by CFIUS, certain of the BIP Funds were required to transfer indirect interests in additional Issuer securities to Enagas Investor upon such CFIUS approval, on July 30, 2019, certain of the BIP Funds transferred to Enagas Investor (i) an indirect interest with respect to 66,931 Class A Shares held by Secondary Acquiror 2 plus a corresponding percentage of Secondary Acquiror 2’s capital in exchange for approximately $14.1 million and (ii) an indirect interest in 4,308,696 TE Units and 4,308,696 Class B Shares in exchange for approximately $83.4 million plus the assumption of approximately $40.7 million of debt, which is not guaranteed by Enagás, S.A. or its affiliates. Additionally, in connection with such transfers and pursuant to the terms of the Equityholders Agreement, Up-C Acquiror 2 assigned 150,439 TE Units and 150,439 Class B Shares to Up-C Acquiror 1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2019

ENAGÁS, S.A.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGÁS INTERNACIONAL, S.L.U.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGÁS HOLDING USA, S.L.U.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGAS U.S.A. LLC

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative